

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

Jeffrey Stopko
Chief Executive Officer
AmeriServ Financial, Inc.
Main & Franklin Streets, P.O. Box 430
Johnstown, PA

Re: AmeriServ Financial, Inc.
DEFA14A filed March 8, 2024
File No. 000-11204

Dear Jeffrey Stopko:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

DEFA14A filed March 8, 2024

General

1. Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and describe the participants' "direct or indirect interests." Please note that the legend must advise security holders where they can currently obtain such information, which requirement is not satisfied by including a general reference to filings made by the soliciting party. See Rule 14a-12(a)(1)(i) and Question 132.03 of the Compliance and Disclosure Interpretations for Proxy Rules and Schedules 14A/14C. Please provide this information in all future soliciting materials.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Tina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions